April 6, 2006

Zip+4 Code: 20549

Via Fax & U.S. Mail

Mr. Wayne Allyn Root
Chairman and Chief Executive Officer
Gwin, Inc.
5052 South Jones Boulevard
Suite 100
Las Vegas, Nevada 89118

RE: Gwin, Inc. (the "Company")
Form 10-KSB for the year ended July 31, 2005
File No. 0-24520

Dear Mr. Root:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief